

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2021

Wilbur L. Ross, Jr.
President and Chief Executive Officer
Ross Acquisition Corp II
2 Pelican Lane
Palm Beach, Florida 33480

   Re: Ross Acquisition Corp II
    Registration Statement on Form S-1
    Filed February 2, 2021
    File No. 333-252633

Dear Mr. Ross:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Summary, page 6

1. You disclose on page 6 and elsewhere that your sponsor, executive officers, directors and director nominees have agreed in writing not to participate in the formation of, or become an officer or director of, any other blank check company until you have entered into a definitive agreement regarding your initial business combination or you have failed to complete your initial business combination within 24 months after the closing of this offering. However, you disclose on page 9 and elsewhere that your founders, sponsor, officers and directors may sponsor, form or participate in other blank check companies similar to yours during the period in which you are seeking an initial business combination. Please revise to reconcile this discrepancy.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski, Staff Accountant, at 202-551-3759 or Lily Dang, Staff Accountant, at 202-551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Corey R. Chivers, Esq.